Exhibit 4.1

BUSINESS LOAN AGREEMENT

(Bank of America, N.A. – Excelligence Learning Corporation et al.)

This Agreement, dated as of September 26, 2003 (this “Agreement”), is between BANK OF AMERICA, N.A. (the “Bank”) and EXCELLIGENCE LEARNING CORPORATION, a Delaware corporation (“Borrower 1”), EARLYCHILDHOOD LLC, a California limited liability company (“Borrower 2”), EDUCATIONAL PRODUCTS, INC., a Texas corporation (“Borrower 3”), SMARTERKIDS.COM, INC., a Delaware corporation (“Borrower 4”), MARKETING LOGISTICS, INC., a Minnesota corporation dba Early Childhood Manufacturers’ Direct (“Borrower 5”), and COLORATIONS, INC., an Ohio corporation (“Borrower 6”). Borrower 2, Borrower 3, Borrower 4, Borrower 5 and Borrower 6 are wholly-owned subsidiaries of Borrower 1. In this Agreement, unless otherwise specified, all of the Borrowers are referred to collectively as the “Borrower.”

1. DEFINITIONS

In addition to the terms which are defined elsewhere in this Agreement, the following terms have the meanings indicated for the purposes of this Agreement:

1.1 “Loan Documents” mean this Agreement, and all other documents, written representations or instruments entered into between Borrower and Bank, or by Borrower in favor of, or for the benefit of Bank, that recite that they are to secure Borrower’s obligations under this Agreement or are otherwise made pursuant to the requirements of this Agreement, as it may be amended or continued from time to time, or any successor loans from the Bank to the Borrower.

1.2 “Borrowing Base” means the sum of the following:

(a)	80% of the balance due on Acceptable Receivables; and

(b)	35% of the value of Acceptable Inventory, except from April 1 through July 31, 45% of the value of Acceptable Inventory shall be used. Notwithstanding the foregoing, the Borrowing Base shall include a maximum of Seven Hundred Fifty Thousand Dollars ($750,000.00) based on the value of inventory which is “Slow-Moving.” The term “Slow-Moving” shall mean any inventory held for sale for greater than one (1) year.

In determining the value of Acceptable Inventory to be included in the Borrowing Base, the Bank will use the lowest of (i) the Borrower’s cost, (ii) the Borrower’s estimated market value, or (iii) the Bank’s independent determination (in the exercise of its Permitted Discretion) of the resale value of such inventory in such quantities and on such terms as the Bank deems appropriate.

After calculating the Borrowing Base as provided above, the Bank may deduct such reserves as the Bank may establish from time to time in its Permitted Discretion, including, without limitation, reserves for rent at leased locations subject to statutory or contractual landlord’s liens, inventory shrinkage, dilution, customs charges, warehousemen’s or bailees’ charges, and the amount of estimated maximum exposure, as reasonably determined by the Bank from time to time, under any interest rate contracts which the Borrower enters into with the Bank (including interest rate swaps, caps, floors, options thereon, combinations thereof, or similar contracts).

1.3 “Acceptable Receivable” means an account receivable which satisfies the following requirements; provided, however, that such requirements may be fixed and revised from time to time by the Bank in its Permitted Discretion:

(a)	The account has resulted from the sale of goods by the Borrower in the ordinary course of the Borrower’s business and without any further obligation on the part of the Borrower to service, repair, or maintain any such goods sold other than pursuant to any applicable warranty.

(b)	There are no conditions which must be satisfied before the Borrower is entitled to receive payment of the account. Accounts arising from COD sales, consignments or guaranteed sales are not acceptable.

(c)	The debtor upon the account does not claim any defense to payment of the account, whether well founded or otherwise.

(d)	The account balance does not include the amount of any counterclaims or offsets which have been or may be asserted against the Borrower by the account debtor (including offsets for any “contra accounts” owed by the Borrower to the account debtor for goods purchased by the Borrower or for services performed for the Borrower). To the extent any counterclaims, offsets, or contra accounts exist in favor of the debtor, such amounts shall be deducted from the account balance.

(e)	The account represents a genuine obligation of the debtor for goods sold to and accepted by the debtor, or for services performed for and accepted by the debtor. To the extent any credit balances exist in favor of the debtor, such credit balances shall be deducted from the account balance.

(f)	The account balance does not include the amount of any finance or services charges payable by the account debtor. To the extent any finance charges or services charges are included, such amounts shall be deducted from the account balance.

(g)	The Borrower has sent an invoice to the debtor in the amount of the account.

(h)	The Borrower is not prohibited by the laws of the state where the account debtor is located from bringing an action in the courts of that state to enforce the debtor’s obligation to pay the account. The Borrower has taken all appropriate actions to ensure access to the courts of the state where the account debtor is located, including, where necessary, the filing of a Notice of Business Activities Report or other similar filing with the applicable state agency or the qualification by the Borrower as a foreign corporation authorized to transact business in such state.

(i)	The account is owned by the Borrower free of any title defects or any liens or interests of others except the security interest in favor of the Bank.

(j)	The debtor upon the account is not any of the following:

(i)	An employee, affiliate, parent or subsidiary of the Borrower, or an entity which has common officers or directors with the Borrower.

(ii)	The U.S. government or any agency or department of the U.S. government unless the Bank agrees in writing to accept the obligation, the Borrower complies with the procedures in the Federal Assignment of Claims Act of 1940 (41 U.S.C. §15) with respect to the obligation, and the underlying contract expressly provides that neither the U.S. government nor any agency or department thereof shall have the right of set-off against the Borrower.

(iii)	Any state, county, city, town or municipality, excluding any school, school district, or government sponsored school program conducted for preschool children or outside of regular school hours.

(iv)	Any person or entity located in a foreign country.

(k)	The account is not in default. An account will be considered in default if any of the following occur:

(i)	the account is not paid within 90 days from its invoice date or 60 days from its due date, whichever occurs first;

(ii)	the debtor obligated upon the account suspends business, makes a general assignment for the benefit of creditors, or fails to pay its debts generally as they come due; or

(iii)	any petition is filed by or against the debtor obligated upon the account under any bankruptcy law or any other law or laws for the relief of debtors.

(l)	The account is not the obligation of a debtor who is in default (as defined above) on 50% or more of the accounts upon which such debtor is obligated.

(m)	The account does not arise from the sale of goods which remain in the Borrower’s possession or under the Borrower’s control.

(n)	The account is not evidenced by a promissory note or chattel paper, nor is the account debtor obligated to the Borrower under any other obligation which is evidenced by a promissory note.

In addition to the foregoing limitations, the dollar amount of accounts included as Acceptable Receivables which are the obligations of a single debtor shall not exceed the concentration limit established for that debtor. To the extent the total of such accounts exceeds a debtor’s concentration limit, the amount of any such excess shall be excluded. The concentration limit for each debtor shall be equal to 10% of the total amount of the Borrower’s Acceptable Receivables at that time.

1.4 “Acceptable Inventory” means inventory which satisfies the following requirements; provided, however, that such requirements may be fixed and revised from time to time by the Bank in its Permitted Discretion:

(a)	The inventory is owned by the Borrower free of any title defects or any liens or interests of others except the security interest in favor of the Bank.

(b)	The inventory is located at locations which the Borrower has disclosed to the Bank and which are acceptable to the Bank. If the inventory is covered by a negotiable document of title (such as a warehouse receipt) that document must be delivered to the Bank. Inventory which is in transit is not acceptable.

(c)	The inventory is held for sale in the ordinary course of the Borrower’s business and is of good and merchantable quality. Inventory which is obsolete, unsalable, damaged, defective, used, or which has been returned by the buyer, is not acceptable.

(d)	The inventory is covered by insurance as required in Paragraph 10.21.

(e)	The inventory has not been manufactured to the specifications of a particular account debtor. Notwithstanding the foregoing, specially wrapped packs of standard items assembled and sold by Borrower 3 shall constitute Acceptable Inventory under this Agreement.

(f)	The inventory is not subject to any licensing agreements which would prohibit or restrict in any way the ability of the Bank to sell the inventory to third parties.

(g)	The inventory has been produced in compliance with the requirements of the U.S. Fair Labor Standards Act (29 U.S.C. §§201 et seq.).

(h)	The inventory is not placed on consignment.

1.5 “Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

2. FACILITY NO. 1: LINE OF CREDIT AMOUNT AND TERMS

2.1 Line of Credit Amount.

(a)	During the availability period described below, the Bank will provide a line of credit to the Borrower. The maximum amount of the line of credit (the “Facility No. 1 Commitment”) is Fifteen Million Dollars ($15,000,000.00). Notwithstanding the forgoing provision, if the principal balance of advances under the Facility No. 1 Commitment and the Facility No. 2 Commitment exceeds (i) $12,000,000.00 from June 1 to September 30 of any calendar year, or (ii) $10,000,000.00 at all other times, then the Facility No. 1 Commitment shall be the lesser of $15,000,000.00, or the Borrowing Base as defined above. For the purposes of determining whether the Borrowing Base is applicable, the amounts outstanding shall include any standby letters of credit issued by the Bank under Facility No. 1 and the $1,500,000.00 overdraft facility available under Facility No. 1. If the Borrowing Base is applicable, then the amount available for borrowing under the Facility No. 1 Commitment shall equal the applicable amount of the Facility No. 1 Commitment minus the sum of the following items each of which are set out more fully below:

(1)	the amount of any advances under Facility No. 2 Commitment that are used by the Borrower to fund the purchase of an any intangible asset, including, but not limited to, goodwill of a business;

(2)	the amount of any letters of credit issued under Facility No. 1; and

(3)	the $1,500,000.00 overdraft facility available under Facility No. 1.

(b)	This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c)	The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 1 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand.

2.2 Availability Period. The line of credit is available between the date of this Agreement and October 1, 2005, or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 1 Expiration Date”).

2.3 Repayment Terms.

(a)	The Borrower will pay interest on September 1, 2003, and then monthly thereafter until payment in full of any principal outstanding under this line of credit. Any interest period for an optional interest rate (as described below) shall expire no later than the Facility No. 1 Expiration Date.

(b)	The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Facility No. 1 Expiration Date.

2.4 Preferred Interest Rate.

(a)	The interest rate is a rate per year equal to the LIBOR Daily Floating Rate plus 1.75 percentage points.

(b)	The LIBOR Daily Floating Rate is a fluctuating rate of interest equal to the average per annum interest rate (rounded upwards to the nearest 1/100 of one percent) at which U.S. dollar deposits would be offered for one month by major banks in the London inter-bank market, as shown on Telerate Page 3750 (or any successor page) as determined for each banking day at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, as adjusted from time to time in the Bank’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs. If such rate does not appear on Telerate Page 3750 (or any successor page), the rate will be determined by such alternate method as selected by the Bank in its Permitted Discretion. A “London Banking Day” is a day on which the Bank’s London Banking Center is open for business and dealing in offshore dollars. Interest will accrue on any non-banking day at the rate in effect on the immediately preceding banking day.

2.5 Alternate Interest Rate. The applicable interest rate under Facility No. 1 shall be the interest rate defined in Paragraph 2.4 above. Notwithstanding the foregoing, if the interest rate defined in Paragraph 2.4 is not available due to circumstances beyond the control of Bank, the applicable interest rate under Facility No. 1 shall be as follows:

(a)	The interest rate is a rate per year equal to the Bank’s Prime Rate minus 0.75 percentage point(s).

(b)	The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank’s Prime Rate.

2.6 Optional Interest Rates. Instead of the interest rate based on the rate stated in the paragraph entitled “Interest Rate” above, the Borrower may elect the optional interest rate listed below for this Facility No. 1 during interest periods agreed to by the Bank and the Borrower. The optional interest rate shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a “Portion.” The following optional interest rate is available: A fixed rate based on the LIBOR Rate (as defined in Paragraph 4.2) plus 1.75 percentage point(s).

2.7. Letters of Credit.

(a)	During the availability period, at the request of the Borrower, the Bank will issue standby letters of credit with a maximum maturity of 60 days but not to extend beyond the Facility No. 1 Expiration Date.

(b)	The total amount of the letters of credit outstanding at any one time (including the drawn and unreimbursed amounts of the letters of credit) may not exceed One Million Dollars ($1,000,000.00).

(c)	In calculating the principal amount outstanding under the Facility No. 1 Commitment, the calculation shall include the amount of any letters of credit outstanding, including amounts drawn on any letters of credit and not yet reimbursed.

(d)	The Borrower agrees:

(i)	Any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

(ii)	If there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

(iii)	The issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank’s written approval and must be in form and content satisfactory to the Bank (in the exercise of its Permitted Discretion) and in favor of a beneficiary acceptable to the Bank.

(iv)	To sign the Bank’s form Application and Agreement for Standby Letter of Credit, as applicable.

(v)	To pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

(vi)	To allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

(vii)	To pay the Bank a non-refundable fee equal to 1.50% per annum of the outstanding undrawn amount of each standby letter of credit, payable quarterly in advance, calculated on the basis of the face amount outstanding on the day the fee is calculated. If there is a default under this Agreement, at the Bank’s option, the amount of the fee shall be increased up to 3.0% per annum at Bank’s sole discretion, effective starting on the day the Bank provides notice of the increase to the Borrower.

2.8 The Overdraft Limit. The line of credit provided under the Facility No. 1 Commitment may be used to pay overdrafts in the Borrower’s checking accounts. The total amount of all unreimbursed overdrafts outstanding at any one time may not exceed One Million Five Hundred Thousand Dollars ($1,500,000.00) (the “Overdraft Limit”). This portion of the Facility No. 1 Commitment may only be accessed through this overdraft facility.

2.9 The Covered Account. The checking account that the Borrower may overdraw is listed below:

Account Number

14911 01603

3. FACILITY NO. 2: LINE OF CREDIT AMOUNT AND TERMS

3.1 Line of Credit Amount.

(a)	During the availability period described below, the Bank will provide a line of credit to the Borrower. The amount of the line of credit (the “Facility No. 2 Commitment”) is the amount indicated for each period set forth below:

Period	Amount
From the date of this Agreement until September 30, 2004	$5,000,000.00
From October 1, 2004 until March 31, 2005	$4,444,445.00
From April 1, 2005 until September 30, 2005	$3,888,890.00
From October 1, 2005 until March 31, 2006	$3,333,335.00
From April 1, 2006 until September 30, 2006	$2,777,780.00

From October 1, 2006 until March 31, 2007	$2,222,225.00
From April 1, 2007 until September 30, 2007	$1,666,670.00
From October 1, 2007 until March 31, 2008	$1,111,115.00
From April 1, 2008 until the Facility No. 2 Expiration Date	$555,560.00

(b)	This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c)	The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 2 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank’s demand.

3.2 Availability Period. The line of credit is available between the date of this Agreement and October 1, 2008, or such earlier date as the availability may terminate as provided in this Agreement (the “Facility No. 2 Expiration Date”).

3.3 Repayment Terms.

(a)	The Borrower will pay interest on September 1, 2003 and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

(b)	From and after October 1, 2004, the Borrower shall make semi-annual principal payments in the minimum amount that the outstanding principal exceeds the Facility No. 2 Commitment for that date. The second payment shall be due on April 1, 2005, and subsequent payments shall be due on October 1 and April 1 of each year thereafter.

(c)	The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Facility No. 2 Expiration Date.

(d)	Notwithstanding the forgoing provisions, if advances under the Facility No. 2 Commitment are used by the Borrower for the purchase of an intangible asset, including, but not limited to, goodwill of a business, then the repayment of such advances shall be amortized over three (3) years from the date of purchase and the amortized portion of the principal shall be payable on October 1 and April 1 of each year thereafter.

3.4 Preferred Interest Rate.

(a)	The interest rate is a rate per year equal to the LIBOR Daily Floating Rate plus 2.00 percentage points.

(b)	The LIBOR Daily Floating Rate is a fluctuating rate of interest equal to the average per annum interest rate (rounded upwards to the nearest 1/100 of one percent) at which U.S. dollar deposits would be offered for one month by major banks in the London inter-bank market, as shown on Telerate Page 3750 (or any successor page) as determined for each banking day at approximately 11:00 a.m. London time two (2) London Banking Days prior to the date in question, as adjusted from time to time in the Bank’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs. If such rate does not appear on Telerate Page 3750 (or any successor page), the rate will be determined by such alternate method as selected by the Bank in its Permitted Discretion. A “London Banking Day” is a day on which the

Bank’s London Banking Center is open for business and dealing in offshore dollars. Interest will accrue on any non-banking day at the rate in effect on the immediately preceding banking day.

3.5 Alternate Interest Rate. The applicable interest rate under Facility No. 2 shall be the interest rate defined in Paragraph 3.4 above. Notwithstanding the foregoing, if the interest rate defined in Paragraph 3.4 is not available due to circumstances beyond the control of Bank, the applicable interest rate under Facility No. 2 shall be as follows:

(a)	The interest rate is a rate per year equal to the Bank’s Prime Rate minus 0.50 percentage point(s). Any interest period for an optional interest rate (as described below) shall expire no later than the Facility No. 2 Expiration Date.

(b)	The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank’s Prime Rate.

3.6 Optional Interest Rates. Instead of the interest rate based on the rate stated in the paragraph entitled “Interest Rate” above, the Borrower may elect the optional interest rates listed below for this Facility No. 2 during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a “Portion.” The following optional interest rates are available:

(a)	A fixed rate based on the LIBOR Rate (as defined in Paragraph 4.2) plus 2.00 percentage point(s).

(b)	Long Term Fixed Rate.

4. OPTIONAL INTEREST RATES

4.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on the first day of each month during the interest period. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs. At the end of any interest period, the interest rate will revert to the rate stated in the paragraph(s) entitled “Preferred Interest Rate” above, unless the Borrower has designated another optional interest rate for the Portion.

4.2 LIBOR Rate. The election of LIBOR Rates shall be subject to the following terms and requirements:

(a)	The interest period during which the LIBOR Rate will be a minimum of thirty (30) days and shall not exceed three hundred sixty (360) days. The first day of the interest period must be a day other than a Saturday or a Sunday on which the Bank is open for business in New York and London and dealing in offshore dollars (a “LIBOR Banking Day”). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the customary practices of the London inter-bank market.

(b)	Each LIBOR Rate Portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000.00).

(c)	The “LIBOR Rate” means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

LIBOR Rate =	London Inter-Bank Offered Rate

(1.0 -Reserve Percentage)

Where,

(i)	“London Inter-Bank Offered Rate” means the average per annum interest rate at which U.S. dollar deposits would be offered for the applicable interest period by major banks in the London inter-bank market, as shown on the Telerate Page 3750 (or any successor page) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period. If such rate does not appear on the Telerate Page 3750 (or any successor page), the rate for that interest period will be determined by such alternate method as selected by the Bank in its Permitted Discretion. A “London Banking Day” is a day on which the Bank’s London Banking Center is open for business and dealing in offshore dollars.

(ii)	“Reserve Percentage” means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

(d)	The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon Pacific time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three (3) days before the LIBOR Rate takes effect.

(e)	The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

(i)	Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

(ii)	the LIBOR Rate does not accurately reflect the cost of a LIBOR Rate Portion.

(f)	Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A “prepayment” is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.

(g)	The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

4.3 Long Term Fixed Rate. The election of Long Term Fixed Rates shall be subject to the following terms and requirements:

(a)	The interest period during which the Long Term Fixed Rate will be in effect will be one year or more up to the maturity date of the Facility.

(b)	The “Long Term Fixed Rate” means the fixed interest rate the Bank and the Borrower agree will apply to the Portion during the applicable interest period.

(c)	Each Long Term Fixed Rate Portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000.00).

(d)	The Borrower may prepay the Long Term Fixed Rate Portion in whole or in part in the minimum amount of One Hundred Thousand Dollars ($100,000.00). The Borrower will give the Bank irrevocable written notice of the Borrower’s intention to make the prepayment, specifying the date and amount of the prepayment. The notice must be received by the Bank at least two (2) banking days in advance of the prepayment. All prepayments of principal on the Long Term Fixed Rate Portion will be applied on the most remote payment of principal then unpaid.

(e)	Each prepayment of a Long Term Fixed Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by payment of all accrued interest on the amount of the prepayment and the prepayment fee described below.

(f)	The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

5. FEES AND EXPENSES

5.1 Fees.

(a)	Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank’s option, pay the Bank a fee not to exceed One Thousand Dollars ($1000.00) (the amount to be determined by Bank in its sole and only discretion) for each waiver or amendment. Nothing in this paragraph shall imply that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional reasonable requirements as a condition to any waiver or amendment.

(b)	Late Fee. To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any particular payment or invoice that is more than fifteen (15) days late. The imposition and payment of a late fee shall not constitute a waiver of the Bank’s rights with respect to the default.

5.2	Expenses. The Borrower agrees to immediately repay the Bank for direct out-of-pocket expenses incurred in connection with the Loan Documents that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, and documentation fees.

5.3 Reimbursement Costs.

(a)	The Borrower agrees to reimburse the Bank for reasonable legal fees and costs incurred by the Bank in connection with the preparation of the Loan Documents (the “Legal Fees”). The Borrower shall reimburse the Bank for the Legal Fees, which shall not exceed Twenty Five

Thousand Dollars ($25,000.00) and which shall be payable upon execution of this Agreement. In addition, the Borrower agrees to reimburse the Bank for the $3,470 fee incurred by the Bank for the initial field exam of the Borrower’s collateral.

(b)	The Borrower agrees to reimburse the Bank for the cost of periodic field examinations of the Borrower’s books, records and collateral, and appraisals of the collateral, at such intervals as the Bank may reasonably require. The actions described in this paragraph may be performed by employees of the Bank or by independent appraisers. As long as the Borrower remains in full compliance with each and every term and condition of this Agreement, periodic field examinations will occur no more often than semi-annually and at a total annual cost not to exceed Six Thousand Dollars ($6,000.00).

6. COLLATERAL

6.1 Personal Property. The Borrower’s obligations to the Bank under this Agreement will be secured by personal property the Borrower now owns or will own in the future as listed below. The collateral is further defined in security agreement(s) executed by the Borrower. In addition, all personal property collateral securing this Agreement shall also secure all other present and future obligations of the Borrower (or, if there is more than one Borrower, any one of them) to the Bank (excluding any consumer credit covered by the federal Truth in Lending law, unless the Borrower has otherwise agreed in writing or received written notice thereof). All personal property collateral securing any other present or future obligations of the Borrower (or, if there is more than one Borrower, any one of them) to the Bank shall also secure this Agreement.

(a)	Equipment, fixtures and furniture.

(b)	Inventory.

(c)	Receivables.

(d)	Patents, trademarks and other general intangibles.

(e)	Leases.

(f)	The equity interest held by any Borrower in any subsidiary, joint venture or partnership.

Notwithstanding the foregoing provisions of this Paragraph 6.1, such grant of a security interest shall not extend to, and the term “collateral” shall not include, any equity interest in any joint venture or partnership acquired after the date of this Agreement, and not exceeding Five Hundred Thousand Dollars ($500,000.00) in the aggregate, to the extent that such equity interest in any joint venture or partnership is not assignable or capable of being encumbered as a matter of law or under the terms of any agreement applicable thereto (but solely to the extent than any such restriction shall be enforceable under applicable law) without the consent of the applicable party thereto and such consent has not been obtained.

7. DISBURSEMENTS, PAYMENTS AND COSTS

7.1 Disbursements and Payments.

(a)	Each payment by the Borrower will be made in immediately available funds by direct debit to a deposit account as specified below or by mail to the address shown on the Borrower’s statement or at one of the Bank’s banking centers in the United States.

(b)	Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

7.2 Telephone and Telefax Authorization.

(a)	The Bank may honor telephone or telefax instructions for advances or repayments given, or purported to be given, by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

(b)	Advances will be deposited in and repayments will be withdrawn from account number 14911 01603 owned by the Borrower, or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower.

(c)	The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any individual authorized by the Borrower to give such instructions. This paragraph will survive this Agreement’s termination, and will benefit the Bank and its officers, employees, and agents.

7.3 Direct Debit.

(a)	The Borrower agrees that interest and principal payments and any fees will be deducted automatically on the due date from account number 14911 01603 owned by the Borrower, or such other of the Borrower’s accounts with the Bank as designated in writing by the Borrower.

(b)	The Borrower will maintain sufficient funds in the account on the dates the Bank enters debits authorized by this Agreement. If there are insufficient funds in the account on the date the Bank enters any debit authorized by this Agreement, the Bank may reverse the debit.

(c)	The Borrower may terminate this direct debit arrangement at any time by sending written notice to the Bank at the address specified at the end of this Agreement. If the Borrower terminates this arrangement, then the principal amount outstanding under this Agreement will, at the option of the Bank (in the exercise of its Permitted Discretion), bear interest at a rate per annum which is the lesser of (i) the Maximum Rate or (ii) 0.5 percentage point(s) higher than the rate of interest otherwise provided under this Agreement.

7.4 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank’s lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

7.5 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

7.6 Default Rate. Upon the occurrence of any default under this Agreement, all amounts outstanding under this Agreement, including any interest, fees, or costs which are not paid when due, will at the option of the Bank bear interest at a rate up to 2.0 percentage point(s) higher than the rate of interest otherwise provided under this Agreement. This may result in compounding of interest. This will not constitute a waiver of any default.

8. CONDITIONS

The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

8.1 Conditions to First Extension of Credit. Before the first extension of credit:

(a)	Authorizations. If any Borrower or any guarantor is anything other than a natural person, evidence that the execution, delivery and performance by such Borrower and/or such guarantor of this Agreement and all other Loan Documents have been duly authorized.

(b)	Governing Documents. If required by the Bank, a copy of the Borrower’s organizational documents.

(c)	Security Agreements. Signed original security agreements covering the personal property collateral which the Bank requires.

(d)	Perfection and Evidence of Priority. Financing statements and fixture filings (and any collateral in which the Bank requires a possessory security interest), together with evidence that the security interests and liens in favor of the Bank are valid, enforceable, and prior to all others’ rights and interests, except those the Bank consents to in writing.

(e)	Payment of Fees. Payment of all accrued and unpaid expenses incurred by the Bank as required by Paragraph 5.3(a).

(f)	Legal Opinion. An opinion from the Borrower’s legal counsel as to (i) the Borrower’s corporate existence, (ii) the authority of Borrower to borrow under this Agreement, and (iii) to the actual knowledge of Borrower’s legal counsel that the Borrower will not violate any other agreement by executing this Agreement.

(g)	Landlord Consent. Signed original acknowledgment of landlord waiver and consent by real property owner(s), in form and content acceptable to the Bank, covering the personal property collateral held on any premises leased by Borrower and Borrower’s rights under those leases (the “Landlord Consent”). If the Bank, in its sole and absolute discretion, elects to extend credit to Borrower hereunder without first receiving all necessary and required Landlord Consent(s), then the Bank shall be entitled to deduct an amount equal to the “Landlord Reserve” from the Borrowing Base. The term “Landlord Reserve” shall mean an amount equal to three (3) months rent due under any lease agreement for which the Bank has not received a corresponding Landlord Consent.

(h)	Other Items. Any other items that the Bank requires in its Permitted Discretion.

9. REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewal of these representations and warranties as of the date of the request:

9.1 Formation. If any Borrower is anything other than a natural person, it is duly formed and existing under the laws of the state where organized.

9.2 Authorization. Entry into this Agreement and the other Loan Documents is within the Borrower’s powers, has been duly authorized, and does not conflict with any of its organizational papers.

9.3 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and the other Loan Documents, when executed and delivered, will be similarly legal, valid, binding and enforceable.

9.4 Good Standing. In each state in which Borrower 1 does business, except for the State of Missouri (which Borrower 1 is diligently working to resolve), it is properly licensed, in good standing, and,

where required, in compliance with fictitious name statutes, in each case where the failure to be so licensed, in such good standing or be in such compliance would not result in a material adverse change in the Borrower’s (or any Obligor’s) business condition (financial or otherwise), operations or properties, or ability to repay the credit.

9.5 No Conflicts. This Agreement does not violate in any material respect any law applicable to the Borrower. To the Borrower’s knowledge after reasonable inquiry, this Agreement does not conflict with any agreement or contractual obligation by which the Borrower is bound.

9.6 Financial Information. All financial and other information (taken as a whole) that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower’s (and any guarantor’s) financial condition, including all material contingent liabilities. Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations or properties of the Borrower (or any Obligor).

9.7 Lawsuits. Except for those matters that have been disclosed in writing to Bank, there is no lawsuit, tax claim or other dispute pending or, to the Borrower’s knowledge, threatened against the Borrower which, if lost, would materially and adversely impair the Borrower’s financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank. For the purpose of this Paragraph 9.7, material and adverse impairment shall be limited to (a) lawsuits, tax claims or disputes seeking damages in excess of Five Hundred Thousand Dollars ($500,000.00), individually or in the aggregate, over the Borrower’s applicable insurance coverage or (b) lawsuits, tax claims or disputes seeking damages in excess of Five Hundred Thousand Dollars ($500,000.00), individually or in the aggregate, that are not covered by insurance.

9.8 Collateral. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except those which have been approved by the Bank in writing.

9.9 Permits, Franchises. To the Borrower’s knowledge after reasonable inquiry, Borrower possesses all permits, memberships, franchises, contracts and licenses and all trademark rights, trade name rights, patent rights and fictitious name rights, in each case necessary to enable it to conduct the business in which it is now engaged.

9.10 Other Obligations. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

9.11 Tax Matters. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year and all taxes due have been paid, except as have been disclosed in writing to the Bank.

9.12 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

9.13 Insurance. The Borrower has obtained, and maintained in effect, the insurance coverage required in Paragraph 10.21.

9.14 Location of Borrower. Each Borrower’s place of business (or, if any Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower’s signature on this Agreement.

9.15 Leases. All of Borrowers’ leases of facilities used in Borrower’s business are in good standing and Borrower will promptly notify the Bank of any change in any existing leases or any new leases.

10. COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

10.1 Use of Proceeds. To use the proceeds of Facility No. 1 only to assist with working capital needs of Borrower’s business or businesses; and to use the proceeds of Facility No. 2 only to finance the purchase of equipment, furniture, fixtures, computer software, and the acquisition of any business not substantially different than Borrower’s existing business or businesses.

10.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as reasonably requested by the Bank from time to time:

(a)	Within 120 days of the fiscal year end, the annual financial statements of Borrower 1 certified and dated by an authorized officer of Borrower 1. These financial statements must be audited by KPMG LLP or another certified public accountant or firm reasonably acceptable to the Bank. The statements shall be prepared on a consolidated basis including the other Borrowers.

(b)	Within 45 days of the period’s end, quarterly financial statements of Borrower 1 certified and dated by an authorized officer of Borrower 1. These financial statements may be company-prepared. The statements shall be prepared on a consolidated and consolidating basis including the other Borrowers.

(c)	Within the period(s) provided in (a) and (b) above, a compliance certificate of Borrower 1 signed by an authorized financial officer of the Borrower 1 setting forth (i) the information and computations (in sufficient detail) to establish that Borrower 1 is in compliance with all financial covenants at the end of the period covered by the financial statements then being furnished and (ii) whether there existed as of the date of such financial statements and whether there exists as of the date of the certificate, any default under this Agreement and, if any such default exists, specifying the nature thereof and the action Borrower 1 is taking and proposes to take with respect thereto.

(d)	Copies of the Form 10-K Annual Report, Form 10-Q Quarterly Report and Form 8-K Current Report for Borrower 1 within one (1) banking day of the date of filing with the Securities and Exchange Commission.

(e)	One-year financial projections specifying the assumptions used in creating the projections. The projections shall be provided to the Bank no later than February 28 of each fiscal year.

(f)	Upon requesting an advance that will cause total advances to exceed the thresholds set forth in Paragraph 2.1(a) above and monthly thereafter by the 15th of the next month until the principal amount of advances falls below the such thresholds, a borrowing base certificate of Borrower 1 signed by an authorized financial officer of Borrower 1 setting forth accounts receivable aging, inventory listing/schedule, and accounts payable aging. The certificate shall be prepared on a consolidated basis including the other Borrowers.

(g)	Bank acknowledges that Borrower 4, Borrower 5 and Borrower 6 may each be dissolved or merged into the other Borrowers and agrees that no financial information will be required from those Borrowers following such event.

10.3 Tangible Net Worth. To maintain on a consolidated basis Tangible Net Worth equal to at least Twenty One Million Dollars ($21,000,000.00).

“Tangible Net Worth” means the value of total assets (including leaseholds and leasehold improvements and reserves against assets but excluding goodwill, patents, trademarks, trade names, organization expense, unamortized debt discount and expense, capitalized or deferred research and development costs, deferred marketing expenses (with the exception of Borrower’s catalogs produced in the ordinary course of business), and other like intangibles, and monies due from affiliates, officers, directors, employees, shareholders, members or managers) less total liabilities, including but not limited to accrued and deferred income taxes, but excluding the non-current portion of Subordinated Liabilities.

“Subordinated Liabilities” means liabilities subordinated to the Borrower’s obligations to the Bank in a manner acceptable to the Bank in its sole discretion.

10.4 Quick Ratio. To maintain on a consolidated basis a ratio of quick assets to current liabilities of at least the ratios indicated for each period specified below:

Period	Ratios
From March through June	0.35:1.0
From September through December	0.85:1.0

“Quick assets” means cash, short-term cash investments, net trade receivables and marketable securities not classified as long-term investments.

10.5 Profitability. To maintain on a consolidated basis a positive net income, before taxes, extraordinary items, impairment of goodwill and other intangibles, and non-cash compensation charges related to the Borrower’s stock option programs, in an amount not less than Two Million Five Hundred Thousand Dollars ($2,500,000.00) for the prior four (4) quarters computed at the end of each quarterly accounting period.

10.6 Debt Service Coverage Ratio. To maintain on a consolidated basis a Debt Service Coverage Ratio of at least 1.5:1.0.

“Debt Service Coverage Ratio” means the ratio of Cash Flow to the sum of the current portion of long-term debt and the current portion of capitalized lease obligations, plus interest expense on all obligations.

“Cash Flow” is defined as (a) net income, after income tax, (b) less income or plus loss from discontinued operations and extraordinary items, (c) plus non-cash items (such as depreciation, depletion, and amortization), (d) plus interest expense on all obligations, and (e) minus dividends, withdrawals, and other distributions. This ratio will be calculated at the end of each reporting period for which the Bank requires financial statements, using the results of the twelve-month period ending with that reporting period. The current portion of long-term liabilities will be measured as of the last day of the calculation period.

10.7 Out of Debt Period. To pay all amounts of principal and interest outstanding under Facility No. 1 (including overdrafts pursuant to Paragraph 2.7) and be out of debt thereafter for a period of at least sixty (60) consecutive days between September 1, 2003 and February 1, 2004. During the remaining term of this Agreement, Borrower shall pay all amounts of principal and interest outstanding under Facility No. 1 and be out of debt thereafter for a period of at least sixty (60) consecutive days between September 1 and February 1 of each subsequent year. In no event shall the out of debt period begin later than December 1 of any year. Borrower shall not utilize the overdraft facility during the out of debt period.

10.8 Capital Expenditures. Not to spend or incur obligations (including the total amount of any capital leases) to acquire fixed assets for more than the amounts specified below for each fiscal year specified below on a consolidated basis:

Period	Amounts
From the date of this Agreement through December 31, 2003	$2,100,000.00
From January 1, 2004 and thereafter	$3,000,000.00

10.9 Stock Repurchases. Not to purchase, redeem or otherwise acquire for value any of its shares, or create any sinking fund in relation thereto, except from earnings available for dividends and earned during the immediately preceding fiscal year, and in any event, not in excess of Two Hundred Thousand Dollars ($200,000.00) in any one fiscal year.

10.10 Dividends and Distributions. Not to declare or pay any dividends or distributions to any of its members, except from earnings available for distributions and earned during the immediately preceding fiscal year, and in any event, not in excess of Two Hundred Thousand Dollars ($200,000.00) in any one fiscal year, provided such payment would not have resulted in a default under this Agreement if it had been made during the preceding fiscal year.

10.11 Acquisition Limitation. Not to acquire any unaffiliated business entity or portion thereof or any intangible asset of such entity, including, but not limited to, goodwill, in an amount exceeding One Million Five Hundred Thousand Dollars ($1,500,000.00) during any calendar year (the “Limit Amount”). The Limit Amount shall apply to the sum of the cash paid plus liabilities assumed.

10.12 Other Debts. Not to have outstanding or incur any direct or contingent liabilities or capital lease obligations (other than those to the Bank), or become liable for the liabilities of others, in an amount exceeding One Hundred Fifty Thousand Dollars ($150,000.00), without the Bank’s written consent. This does not prohibit:

(a)	Acquiring goods, supplies, or merchandise on normal trade credit.

(b)	Endorsing negotiable instruments received in the usual course of business.

(c)	Obtaining surety or appeal bonds in the usual course of business.

(d)	Liabilities, lines of credit and leases in existence on the date of this Agreement disclosed in writing to the Bank.

(e)	Refinancing, renewing or extending the Borrower’s existing debt without increasing the principal balance or interest rates applicable to that existing debt.

(f)	Entering into intercompany debt arrangements between or among any of the Borrowers to the extent that those debts, if secured, are subordinate to Bank’s security interest.

(g)	Guaranteeing the existing indebtedness of a subsidiary or parent of the Borrower or guaranteeing new indebtedness that is entered into in compliance with this Agreement.

10.13 Other Liens. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, to secure amounts in excess of One Hundred Fifty Thousand Dollars ($150,000.00), except:

(a)	Liens and security interests in favor of the Bank.

(b)	Liens for taxes not yet due.

(c)	Liens outstanding on the date of this Agreement disclosed in writing to the Bank.

(d)	Liens evidencing the interests of lessors under capital leases permitted under this Agreement.

(e)	Liens arising by operation of law in favor of warehousemen, carriers, mechanics, materialmen, laborers or suppliers that are incurred and satisfied in the ordinary course of business and not in connection with the borrowing of money.

(f)	Liens arising from deposits made in connection with obtaining workers’ compensation or other unemployment insurance.

(g)	Liens or deposits to secure performance of bids, tenders or leases incurred in the ordinary course of business in the aggregate not in excess of One Hundred Fifty Thousand Dollars ($150,000.00) at any time outstanding and not in connection with the borrowing of money.

(h)	Liens granted as security for surety or appeal bonds in connection with obtaining such bonds in the ordinary course of business in connection with lawsuits that do not create an event of default under Paragraph 11.9.

(i)	Liens that are replacements of the liens permitted hereunder to the extent that the original indebtedness thereunder is refinanced, renewed or extended under Paragraph 10.12, and so long as the replacement liens only encumber those assets that previously secured the refinanced, renewed or existing indebtedness.

(j)	Liens arising by operation of law in favor of real property owners that are incurred as a result of holding the collateral on premises leased by the Borrower, provided that, pursuant to the provisions of Paragraph 8.1(g), either (1) such liens are subordinated to the Bank’s interest pursuant to a Landlord Consent approved by the Bank, or (2) a Landlord Reserve has been established with the Bank’s consent in lieu of subordinating such liens to the Bank’s interest pursuant to a Landlord Consent.

10.14 Maintenance of Assets.

(a)	Not to sell, assign, lease, transfer or otherwise dispose of any part of the Borrower’s business or the Borrower’s assets except in the ordinary course of the Borrower’s business.

(b)	Not to sell, assign, lease, transfer or otherwise dispose of any assets with a value in excess of Fifty Thousand Dollars ($50,000.00) for less than fair market value, or enter into any agreement to do so.

(c)	Not to enter into any sale and leaseback agreement covering any of its fixed assets.

(d)	To maintain and preserve all rights, privileges, and franchises the Borrower now has.

(e)	To make any repairs, renewals, or replacements to keep the Borrower’s properties in good working condition.

(f)	The Bank acknowledges that some or all of Borrower 4, Borrower 5 and Borrower 6 may be liquidated and their assets or business absorbed by another Borrower or they may be merged into one of the other Borrowers and the Bank agrees that such action shall not violate any covenant contained herein so long as the remaining Borrowers continue the business of the liquidated or merged Borrower.

10.15 Investments. Not to have any existing, or make any new, investments in any individual or entity, or make any capital contributions or other transfers of assets to any individual or entity, except for:

(a)	Existing investments disclosed to the Bank in writing.

(b)	Investments in the Borrower’s current subsidiaries.

(c)	Investments in any of the following:

(i)	certificates of deposit;

(ii)	U.S. treasury bills and other obligations of the federal government; or

(iii)	readily marketable securities (including commercial paper, but excluding restricted stock and stock subject to the provisions of Rule 144 under the Securities Act of 1933, as amended).

(d)	Investments in new subsidiaries acquired during the term of this Agreement when the equity in the subsidiary is pledged to Bank to secure the indebtedness pursuant to the Loan Documents.

(e)	Investments in joint ventures related to Borrowers business in a cumulative amount not to exceed Five Hundred Thousand Dollars ($500,000.00).

10.16 Loans. Not to make any loans, advances or other extensions of credit to any individual or entity, except for:

(a)	Existing extensions of credit disclosed to the Bank in writing.

(b)	Extensions of credit to the Borrower’s current subsidiaries.

(c)	Extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to non-affiliated entities.

(d)	Extensions of credit to employees of Borrower up to One Hundred Thousand Dollars ($100,000.00) in the aggregate at any one time.

10.17 Change of Management. Not to change the present chief executive officer of Borrower 1 unless the proposed successor chief executive officer is acceptable to the Bank (in the exercise of its Permitted Discretion). As of the date of this Agreement, Ronald C. Elliott is the chief executive officer of Borrower 1.

10.18 Change of Ownership. Not to cause, permit, or suffer any change in capital ownership such that there is a change of more than fifty percent (50%) in the direct or indirect capital ownership of the Borrower.

10.19 Additional Negative Covenants. Not to, without the Bank’s written consent:

(a)	Enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company requiring an investment of cash, or the assumption of debt, by Borrower of more than Five Hundred Thousand Dollars ($500,000.00) on a per transaction basis.

(b)	Engage in any business activities substantially different from the Borrower’s present business requiring an investment of cash, or the assumption of debt, by Borrower of more than Five Hundred Thousand Dollars ($500,000.00) on a per transaction basis.

(c)	Liquidate or dissolve the Borrower’s business.

(d)	Voluntarily suspend the Borrower’s business.

(e)

The Bank acknowledges that some or all of Borrower 4, Borrower 5 and Borrower 6 may be liquidated and their assets and business absorbed by another Borrower or they may be merged into one of the other Borrowers and the Bank agrees that such action shall not violate any covenant contained herein so long as the remaining Borrowers continue the business of the liquidated or merged Borrower.

10.20 Notices to Bank. To promptly notify the Bank in writing of:

(a)	Any lawsuit that exceeds insurance coverage by Five Hundred Thousand Dollars ($500,000.00), against the Borrower (or any guarantor or, if any Borrower is comprised of the trustees of a trust, any trustor).

(b)	Any substantial dispute between any governmental authority and the Borrower (or any guarantor or, if any Borrower is comprised of the trustees of a trust, any trustor).

(c)	Any event of default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an event of default.

(d)	Any material adverse change in the Borrower’s (or any Obligor’s) business condition (financial or otherwise), operations or properties, or ability to repay the credit.

(e)	Any change in the Borrower’s name, legal structure, place of business, or chief executive office if the Borrower has more than one place of business.

(f)	Any contingent liabilities of any Borrower (or any guarantor or, if any Borrower is comprised of the trustees of a trust, any trustor), and any such contingent liabilities which are reasonably foreseeable, that exceed insurance coverage by One Million Dollars ($1,000,000.00).

10.21 Insurance.

(a)	General Business Insurance. To maintain insurance as is usual for the business it is in.

(b)	Insurance Covering Collateral. To maintain all risk property damage insurance policies covering the tangible property comprising the collateral. Each insurance policy must be in an amount acceptable to the Bank (in the exercise of its Permitted Discretion). The insurance must be issued by an insurance company acceptable to the Bank (in the exercise of its Permitted Discretion) and must include a lender’s loss payable endorsement in favor of the Bank in a form acceptable to the Bank (in the exercise of its Permitted Discretion).

(c)	Evidence of Insurance. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

10.22 Compliance with Laws. To comply with the laws (including any fictitious name statute), regulations, and orders of any government body with authority over the Borrower’s business. Should the Borrower be charged with violations of any laws, regulations or orders and promptly report the charges to Bank in writing, it shall only be a default of this Paragraph 10.22 if the Bank, in the exercise of its Permitted Discretion, determines that the alleged violation, individually or in the aggregate for multiple violations, will result in a material adverse change in the Borrower’s (or any Obligor’s) business condition (financial or otherwise), operations or properties, or ability to repay the credit.

10.23 ERISA Plans. Promptly during each year, to pay and cause any subsidiaries to pay contributions adequate to meet at least the minimum funding standards under ERISA with respect to each and every Plan; file each annual report required to be filed pursuant to ERISA in connection with each Plan for each year; and notify the Bank within ten (10) days of the occurrence of any Reportable Event that might constitute grounds for termination of any capital Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any Plan. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time. Capitalized terms in this paragraph shall have the meanings defined within ERISA.

10.24 Books and Records. To maintain adequate books and records.

10.25 Audits. Upon one (1) banking day’s prior notice, to allow the Bank and its agents to inspect the Borrower’s properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower’s properties, books or records are in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank’s reasonable requests for information concerning such properties, books and records.

10.26 Perfection of Liens. To help the Bank perfect and protect its security interests and liens under the Loan Documents, and reimburse it for related costs it incurs to protect its security interests and liens under the Loan Documents.

10.27 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

11. DEFAULT AND REMEDIES

If any of the following events of default occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. In addition, if any event of default occurs, the Bank shall have all rights, powers and remedies available under any instruments and agreements required by or executed in connection with this Agreement, as well as all rights and remedies available at law or in equity. If an event of default occurs under the paragraph entitled “Bankruptcy,” below, with respect to any Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

11.1 Failure to Pay. The Borrower fails to make a payment under this Agreement when due.

11.2 Other Bank Agreements. Any Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates fails to meet the conditions of, or fails to perform any obligation under any other agreement any Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has with the Bank or any affiliate of the Bank. For purposes of this Agreement, “Obligor” shall mean any guarantor, any party pledging collateral to the Bank, or, if any Borrower is comprised of the trustees of a trust, any trustor.

11.3 Cross-default. Any payment default occurs under any agreement in connection with any credit any Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has obtained from anyone else or which any Borrower (or any Obligor) or any of the Borrower’s related entities or affiliates has guaranteed in an amount exceeding Five Hundred Thousand Dollars ($500,000.00).

11.4 False Information. To the best of their knowledge, no Borrower or Obligor has given the Bank false or materially misleading information or representations in connection with the Loan Documents.

11.5 Bankruptcy. Any Borrower, any Obligor, or any general partner of any Borrower or of any Obligor files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties, or any Borrower, any Obligor, or any general partner of any Borrower or of any Obligor makes a general assignment for the benefit of creditors.

11.6 Receivers. A receiver or similar official is appointed for a substantial portion of any Borrower’s or any Obligor’s business, or the business is terminated, or, if any Obligor is anything other than a natural person, such Obligor is liquidated or dissolved.

11.7 Lien Priority. The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for this Agreement (or any guaranty).

11.8 Lawsuits. Any lawsuit or lawsuits are filed on behalf of one or more trade creditors against any Borrower or any Obligor in an aggregate amount of Five Hundred Thousand Dollars ($500,000.00) or more in excess of any insurance coverage.

11.9 Judgments. Any judgments or arbitration awards are entered against any Borrower or any Obligor, or any Borrower or any Obligor enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of Five Hundred Thousand Dollars ($500,000.00) or more in excess of any insurance coverage unless such judgment is stayed pending resolution of appeal.

11.10 Material Adverse Change. A material adverse change occurs in the Borrower’s (or any Obligor’s) business condition (financial or otherwise), operations or properties, or ability to repay the credit.

11.11 Government Action. Any government authority takes action that the Bank believes (in its Permitted Discretion) materially adversely affects the Borrower’s or any Obligor’s financial condition or ability to repay the credit.

11.12 Default under Other Loan Documents. Any default occurs under any of the other Loan Documents, or, if applicable, any guarantor purports to revoke or disavow its guaranty.

11.13 ERISA Plans. Any one or more of the following events occurs with respect to a Plan of the Borrower subject to Title IV of ERISA, provided such event or events could reasonably be expected, in the judgment of the Bank (in the exercise of its Permitted Discretion), to subject the Borrower to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower:

(a)	A reportable event shall occur under Section 4043(c) of ERISA with respect to a Plan.

(b)	Any Plan termination (or commencement of proceedings to terminate a Plan) or the full or partial withdrawal from a Plan by the Borrower or any ERISA Affiliate.

11.14 Other Breach Under Agreement. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article 11. This includes any failure or anticipated failure by the Borrower to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank. Notwithstanding any other provision in this Article 11, the Bank acknowledges that Borrower 1 intends to dissolve Borrower 4, Borrower 5 and Borrower 6 during the term of this Agreement, and the Bank agrees that such dissolution shall not constitute an event of default hereunder.

12. ENFORCING THIS AGREEMENT; MISCELLANEOUS

12.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles as in effect from time to time in the United States of America, consistently applied.

12.2 California Law. This Agreement is governed by California law.

12.3 Successors and Assigns. This Agreement is binding on the Borrower’s and the Bank’s successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank’s prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

12.4 Arbitration and Waiver of Jury Trial.

(a)	This paragraph concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this Agreement (including any renewals, extensions or modifications); or (ii) any of the other Loan Documents (collectively a “Claim”). For the purposes of this arbitration provision only, the term “parties” shall include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this Agreement.

(b)	At the request of any party to this Agreement, any Claim shall be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the “Act”). The Act will apply even though this Agreement provides that it is governed by the law of a specified state.

(c)	Arbitration proceedings will be determined in accordance with the Act, the applicable rules and procedures for the arbitration of disputes of JAMS or any successor thereof (“JAMS”), and the terms of this paragraph. In the event of any inconsistency, the terms of this paragraph shall control.

(d)	The arbitration shall be administered by JAMS and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in California. All Claims shall be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000.00), upon the request of any party, the Claims shall be decided by three (3) arbitrators. All arbitration hearings shall commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) shall be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) shall provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and enforced.

(e)	The arbitrator(s) will have the authority to decide whether any Claim is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis. For purposes of the application of the statute of limitations, the service on JAMS under applicable JAMS rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable shall be determined by the arbitrator(s). The arbitrator(s) shall have the power to award legal fees pursuant to the terms of this Agreement.

(f)	This paragraph does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies.

(g)	The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property. In this case, all of the parties to this Agreement must consent to submission of the Claim to arbitration. If both parties do not consent to arbitration, the Claim will be resolved as follows: The parties will designate a referee (or a panel of referees) selected under the auspices of JAMS in the same manner as arbitrators are selected in JAMS administered proceedings. The designated referee(s) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee (or presiding referee of the panel) will be an active attorney or a retired judge. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

(h)	The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration.

(i)	By agreeing to binding arbitration, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of any Claim. Furthermore, without intending in any way to limit this Agreement to arbitrate, to the extent any Claim is not arbitrated, the parties irrevocably and voluntarily waive any right they may have to a trial by jury in respect of such Claim. This provision is a material inducement for the parties entering into this Agreement.

12.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

12.6 Attorneys’ Fees. The Borrower shall reimburse the Bank for any reasonable costs and attorneys’ fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any of the other Loan Documents, and in connection with any amendment, waiver, “workout” or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys’ fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys’ fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, “attorneys’ fees” includes the allocated costs of the Bank’s in-house counsel as applied to specific matters related to the Loan Documents, which shall be based upon reasonable and customary hourly billing rates in the marketplace.

12.7 Joint and Several Liability.

(a)	Each Borrower agrees that it is jointly and severally liable to the Bank for the payment of all obligations arising under this Agreement, and that such liability is independent of the obligations of the other Borrower(s). Each obligation, promise, covenant, representation and warranty in this Agreement shall be deemed to have been made by, and be binding upon, each Borrower, unless this Agreement expressly provides otherwise. The Bank may bring an action against any Borrower, whether an action is brought against the other Borrower(s).

(b)	Each Borrower agrees that any release which may be given by the Bank to the other Borrower(s) or any guarantor will not release such Borrower from its obligations under this Agreement unless such release expressly provides otherwise.

(c)	Each Borrower waives any right to assert against the Bank any defense, setoff, counterclaim, or claims which such Borrower may have against the other Borrower(s) or any other party liable to the Bank for the obligations of the Borrowers under this Agreement.

(d)	Each Borrower waives any defense by reason of any other Borrower’s or any other person’s defense, disability, or release from liability. The Bank can exercise its rights against each Borrower even if any other Borrower or any other person no longer is liable because of a statute of limitations or for other reasons.

(e)	Each Borrower agrees that it is solely responsible for keeping itself informed as to the financial condition of the other Borrower(s) and of all circumstances which bear upon the risk of nonpayment. Each Borrower waives any right it may have to require the Bank to disclose to such Borrower any information which the Bank may now or hereafter acquire concerning the financial condition of the other Borrower(s).

(f)	Each Borrower waives all rights to notices of default or nonperformance by any other Borrower under this Agreement. Each Borrower further waives all rights to notices of the existence or the creation of new indebtedness by any other Borrower and all rights to any other notices to any party liable on any of the credit extended under this Agreement.

(g)	The Borrowers represent and warrant to the Bank that each will derive benefit, directly and indirectly, from the collective administration and availability of credit under this Agreement. The Borrowers agree that the Bank will not be required to inquire as to the disposition by any Borrower of funds disbursed in accordance with the terms of this Agreement.

(h)	Until all obligations of the Borrowers to the Bank under this Agreement have been paid in full and any commitments of the Bank or facilities provided by the Bank under this Agreement have been terminated, each Borrower (i) waives any right of subrogation, reimbursement, indemnification and contribution (contractual, statutory or otherwise), including without limitation, any claim or right of subrogation under the Bankruptcy Code (Title 11, United States Code) or any successor statute, which such Borrower may now or hereafter have against any other Borrower with respect to the indebtedness incurred under this Agreement; and (ii) waives any right to enforce any remedy which the Bank now has or may hereafter have against any other Borrower, and waives any benefit of, and any right to participate in, any security now or hereafter held by the Bank.

(i)	Each Borrower waives any right to require the Bank to proceed against any other Borrower or any other person; proceed against or exhaust any security; or pursue any other remedy. Further, each Borrower consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of the Borrower under this Agreement or which, but for this provision, might operate as a discharge of the Borrower.

12.8 One Agreement. This Agreement and the other Loan Documents collectively:

(a)	represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b)	replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c)	are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any of the other Loan Documents, this Agreement will prevail. Any reference in any related document to a “promissory note” or a “note” executed by the Borrower and dated as of the date of this Agreement shall be deemed to refer to this Agreement, as now in effect or as hereafter amended, renewed, or restated.

12.9 Disposition of Schedules and Reports. The Bank will not be obligated to return any schedules, invoices, statements, budgets, forecasts, reports or other papers delivered by the Borrower. The Bank will destroy or otherwise dispose of such materials at such time as the Bank, in its Permitted Discretion, deems appropriate.

12.10 Returned Merchandise. Until the Bank exercises its rights to collect the accounts receivable as provided under any security agreement required under this Agreement, the Borrower may continue its present policies for returned merchandise and adjustments. Credit adjustments with respect to returned merchandise shall be made immediately upon receipt of the merchandise by the Borrower or upon such other disposition of the merchandise by the debtor in accordance with the Borrower’s instructions. If a credit adjustment is made with respect to any Acceptable Receivable, the amount of such adjustment shall no longer be included in the amount of such Acceptable Receivable in computing the Borrowing Base.

12.11 Verification of Receivables. The Bank may at any time, either orally or in writing, request confirmation from any debtor of the current amount and status of the accounts receivable upon which such debtor is obligated.

12.12 Waiver of Confidentiality. With the Borrower’s consent, which shall not be unreasonably withheld, the Bank shall be permitted to discuss the Borrower’s financial affairs and business operations with any accountants, auditors, business consultants, or other professional advisors employed by the Borrower, and such parties shall be authorized to disclose to the Bank such financial and business information or reports (including management letters) concerning the Borrower as the Bank may request.

12.13 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any of the other Loan Documents, (b) any credit extended or committed by the Bank to the Borrower hereunder, (c) any claim, whether well-founded or otherwise, that there has been a failure to comply with any law regulating the Borrower’s sales or leases to or performance of services for debtors obligated upon the Borrower’s accounts receivable and disclosures in connection therewith, and (d) any litigation or proceeding related to or arising out of this Agreement, any such document, any such credit, or any such claim. This indemnity includes but is not limited to reasonable attorneys’ fees (including the allocated cost of in-house counsel as applied to specific matters related to the Loan Documents, which shall be based upon reasonable and customary hourly billing rates in the marketplace). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns (collectively, the “Indemnified Persons”). This indemnity will survive repayment of the Borrower’s obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand. Notwithstanding the foregoing, the Borrower will have no obligation to indemnify any Indemnified Person hereunder with respect to any loss, liability, damage, judgment or cost resulting from the gross negligence or willful misconduct of such Indemnified Person.

12.14 Notices. Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Agreement, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as the Bank and the Borrower may specify from time to time in writing. Notices and other communications shall be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U.S. mail, first class, postage prepaid, (ii) if telecopied, when transmitted, or (iii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.

12.15 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

12.16 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

[signature page follows]

This Agreement is executed as of the date stated at the top of the first page.

The “Bank”		“Borrower 1”

Bank of America, N.A.		EXCELLIGENCE LEARNING CORPORATION, a Delaware corporation

By	/s/ John M. Fitzgerald	By	/s/ Ronald C. Elliott
Name	John M. Fitzgerald	Name:	Ronald C. Elliott
Title	Senior Vice President	Title:	Chief Executive Officer

By		By	/s/ Judith McGuinn
Name		Name:	Judith McGuinn
Title		Title:	Executive Vice President and Chief Operating Officer

Address where notices to the Bank are to be sent: 405 Main Street, Second Floor Salinas, California 93901 Facsimile: (831) 755-3001		Address where notices to Borrower 1 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 1’s place of business (or chief executive office, if more than one place of business), if different from address listed above: N/A.

“Borrower 2”

EARLYCHILDHOOD LLC, a California limited liability company

		By	/s/ Ronald C. Elliott
		Name:	Ronald C. Elliott
		Title:	President/Chief Executive Officer

		By	/s/ Judith McGuinn
		Name:	Judith McGuinn
		Title:	Chief Operating Officer

Address where notices to Borrower 2 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 2’s place of business (or chief executive office, if more than one place of business), if different from address listed above: N/A.

“Borrower 3”

EDUCATIONAL PRODUCTS, INC., a Texas corporation

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	President

By	/s/ Jeffrey C. Grace
Name:	Jeffrey C. Grace
Title:	Secretary/Treasurer

Address where notices to Borrower 3 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 3’s place of business (or chief executive office, if more than one place of business), if different from address listed above:
2155 Silber, Suite 100
Houston, Texas 77055

“Borrower 4”

SMARTERKIDS.COM, INC., a Delaware corporation

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	President

By	/s/ Jeffrey C. Grace
Name:	Jeffrey C. Grace
Title:	Secretary/Treasurer

Address where notices to Borrower 4 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 4’s place of business (or chief executive office, if more than one place of business), if different from address listed above: N/A.

“Borrower 5”

MARKETING LOGISTICS, INC., a Minnesota corporation dba
Early Childhood Manufacturers’ Direct

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	President/Chief Executive Officer

By	/s/ Judith McGuinn
Name:	Judith McGuinn
Title:	Vice President/Secretary

Address where notices to Borrower 5 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 5’s place of business (or chief executive office, if more than one place of business), if different from address listed above: N/A.

“Borrower 6”

COLORATIONS, INC., an Ohio corporation

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	President

By	/s/ Ronald C. Elliott
Name:	Ronald C. Elliott
Title:	Vice President/Secretary/Treasurer

Address where notices to Borrower 6 are to be sent: 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 Telephone: (831) 333-2000 Facsimile: (831) 333-2592

Borrower 6’s place of business (or chief executive office, if more than one place of business), if different from address listed above: N/A.